LORD ABBETT SECURITIES TRUST
90 Hudson Street
Jersey City, NJ 07302

November 29, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:

Registration Statement on Form N-14 (“Registration Statement”) of Lord Abbett Securities Trust (the “Trust”) with respect to the proposed reorganization of Lord Abbett Stock Appreciation Fund into Lord Abbett Growth Leaders Fund, a series of the Trust

Ladies and Gentlemen:

          Pursuant to: (i) the Securities Act of 1933, as amended (the “1933 Act”); (ii) the General Instructions to Form N-14; and (iii) Regulation S-T, enclosed herewith for filing on behalf of the Trust is its registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed reorganization of Lord Abbett Stock Appreciation Fund (“Stock Appreciation Fund”) into Lord Abbett Growth Leaders Fund, a series of the Trust (“Growth Leaders Fund” and, together with Stock Appreciation Fund, the “Funds”) (the “Reorganization”).

          In accordance with the factors set forth by the staff of the U.S. Securities and Exchange Commission in North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994), we have determined that Growth Leaders Fund will be the accounting survivor of the Reorganization because the combined Fund will most closely resemble Growth Leaders Fund. Our analysis of each of these factors is as follows:

•

Investment Adviser. Lord, Abbett & Co. LLC (“Lord Abbett”) serves as the investment adviser to Growth Leaders Fund and will continue to serve as the investment adviser to the combined Fund after the Reorganization is completed. Furthermore, the portfolio management team presently responsible for Growth Leaders Fund’s day-to-day management will continue to manage the combined Fund after the Reorganization is completed.

•

Investment Objective, Policies, and Restrictions. After the Reorganization is completed, the combined Fund will be managed according to the investment objective, policies, and restrictions of Growth Leaders Fund.

U.S. Securities and Exchange Commission
November 29, 2012

•

Expense Structures and Expense Ratios. After the Reorganization is completed, the combined Fund will have the same expense structure and expense ratio as Growth Leaders Fund. The estimated annual expense ratio of the combined Fund is expected to be the same as or lower than the current annual expense ratio of Growth Leaders Fund, which is lower than the current annual expense ratio of Stock Appreciation Fund.

•	Portfolio Composition. After the Reorganization and any subsequent portfolio repositioning, the portfolio composition of the combined Fund will closely resemble that of Growth Leaders Fund.

•

Relative Asset Size. Due to its relatively short operating history of just over one year, Growth Leaders Fund has fewer assets than Stock Appreciation Fund. However, Stock Appreciation Fund has experienced dwindling assets as a result of net redemptions in recent years. Despite Stock Appreciation Fund’s larger asset size, we believe the totality of the factors discussed above supports the conclusion that Growth Leaders Fund should be the accounting survivor of the Reorganization.

          We note that the Funds have identical share classes (specifically, Classes A, B, C, F, I, R2 and R3), except that Stock Appreciation Fund also has Class P shares and Growth Leaders Fund does not. Stock Appreciation Fund’s Class P shares are held only by Lord Abbett in a de minimis amount that will be fully redeemed before the Reorganization takes place. Accordingly, Stock Appreciation Fund’s Class P shares will not participate in the Reorganization.

          The Trust would appreciate receiving any comments on the Registration Statement from the staff as soon as possible before the Registration Statement becomes effective on January 16, 2013 pursuant to Rule 488 under the 1933 Act. The Trust plans to file a pre-effective amendment to the Registration Statement for the purpose of including certain information as of the December 20, 2012 record date.

          If you have any questions or comments, please do not hesitate to contact the undersigned at (201) 827-2225 or Brooke A. Fapohunda at (201) 827-2279.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary